Alternate Marketing
NETWORKS

2001
ANNUAL REPORT

CORPORATE INFORMATION

Board of Directors
Phillip D. Miller
Alternate Marketing Networks, Inc.
Chairman/CEO

Stan Henry
WLUX/Radio
Chairman

Thomas Hiatt
Middlewest Ventures II, LP
Partner

Louis Sito
Newsday
Senior Vice President

Brad Moore
Tribune Company
Manager

Corporate Officers and Management
Phillip D. Miller
Chairman/CEO

Sandra J. Smith
Chief Financial Officer

Frank O'Connell
Vice President/Sales

Corporate Counsel
Moss & Barnett
A Professional Association
Minneapolis, Minnesota

Independent Accountants
PricewaterhouseCoopers, LLP
Grand Rapids, Michigan

Stock Transfer Agent and Registrar
Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004

Annual Meeting of Shareholders
The Company's annual meeting of shareholders will be held July 23, 2002 at 11:00 a.m. at 333 Bridge Street NW, Suite 505, Grand Rapids, Michigan 49504

Shareholder, Investor and Media Contact
Shareholders, investors, analysts and members of the media seeking information about the Company should contact:
Mary Ann Sabo
Lambert, Edwards & Associates, Inc.
171 Monroe NW, Suite 500
Grand Rapids, Michigan 49503
(616) 233-0500

ALTERNATE MARKETING NETWORKS, INC.
One Ionia SW, Suite 520
Grand Rapids, MI 49503
(616) 235-0698 Fax: (616) 235-3405
www.altmarknet.com

Chairman, CEO's letter

To our shareholders:

The past year has been challenging for much of corporate America, and Alternate Marketing Networks was no exception. Small-cap companies like ours saw their stock prices decline as performance suffered under pressure from the ongoing recession.

In response, Alternate Marketing Networks turned inward to focus on operational improvements in order to improve our bottom line – and outward, to explore strategic alternatives in an effort to enhance shareholder value. Our results fell into three primary areas:

- **Improved operations.** We employed careful cost-containment and consolidation measures that allowed us to reduce overhead expenses on a quarter-over-quarter basis. These double-digit reductions, allowed us to improve our operations despite lower sales.
- **Special cash dividend.** We announced a special cash dividend of $0.50 per share in December 2001, payable in January 2002, in an effort to reward shareholders for their continued investment in the Company. A significant portion of the dividend qualified to be treated as a return of capital, which provided certain tax advantages to shareholders. Given what our stock was trading for at the time of the dividend, its size was extremely generous – but prudent, thanks to our solid balance sheet.
- **Acquisition candidate.** After a thorough evaluation of a number of opportunities, we identified an excellent acquisition candidate in Hencie, Inc., a Texas-based information technology solutions provider. Alternate Marketing Networks has signed a definitive agreement to acquire Hencie, a transaction shareholders are being asked to approve at our annual meeting in July 2002. When completed, this deal will join two companies with complementary business strategies and product offerings that will foster continued growth and renewed profitability for the Company.

A review of 2001

The first half of 2001 proved especially difficult for Alternate Marketing Networks in both our Advertising and Marketing division and our Logistics Marketing division.

Ongoing softness in the economy prompted many of our long-time customers to restrict their advertising budgets. As consumer spending slowed, companies responded by cutting back production, laying off workers and trimming their marketing budgets. The Newspaper Association of America reported that national advertising fell nearly 8.5 percent during 2001. We saw a similar decline in demand from our logistics customers.

In response to these constrictions on our top line, we focused on better managing direct costs and overhead expenses. The Company posted a full year of quarter-over-quarter reductions in selling, general and administrative (SG&A) expenses throughout 2001.

During the second half of the year, we added new categories of clients, including direct marketers and computer hardware manufacturers. We strengthened our U.S. Suburban Press (USSPI) offerings, launching a Hispanic Newspaper Network that gives advertisers a cost-effective way to pinpoint market to the nation's fast-growing Hispanic population. And we made the strategic decision to move Sandy Smith, our chief financial officer, to assume additional responsibility as the general manager of our logistics division in St. Petersburg, Fla. Sandy's presence has strengthened our management team and introduced new quality and cost controls.

Our cost-containment efforts, in combination with contributions from new customers and programs, allowed us to hold relatively steady during the latter half of the year, despite tough economic conditions. Yet the pullbacks in both advertising and logistics, in combination with the absence of revenue from our in-home sampling division, which we divested in 2000, resulted in a loss for the year.

The Company reported a net loss of $404,871, or $0.09 per diluted share, on net sales of $16.6 million for the year ended December 31, 2001, compared with net income of $2.28 million, or $0.49 per diluted share, on net sales of $21.8 million for 2000. The 2000 results included a one-time gain of $3.6 million attributed to the sale of our in-home sampling division in September 2000. Exclusive of the one-time gain, Alternate Marketing Networks narrowed its net loss, a significant feat given the lower sales volume for the year.

A look at 2002

Much of our efforts in 2001 focused on exploring a wide range of strategic options – such as special dividends, acquisitions and merger opportunities – that would allow us to increase shareholder value. We retained the services of an investment banking firm that specialized in media-related transactions to assist us in identifying companies with which to partner and options to consider.

In April of 2002, after carefully evaluating a number of opportunities, we signed a definitive agreement to acquire Hencie in an all-stock transaction. Hencie, which is based in Dallas, is a growing consulting firm that delivers Oracle Corp. e-business solutions and applications. Hencie focuses on middle-market, discrete manufacturers and distributors in high tech, entertainment, oil and gas, travel, hospitality and other service industries – many of the same industries and types of clients that Alternate Marketing Networks currently serves.

Last year, Hencie posted revenue of approximately $12 million, and we expect the acquisition to be accretive to our earnings. Despite challenging business conditions for IT providers, Hencie has achieved revenue growth in the past few years. Hencie believes that this is due, in part, to its commitment to delivering a rapid return on investment to clients by improving their business processes. Hencie was recently awarded its largest-ever single contract to deliver $2.3 million in IT services to a global entertainment conglomerate. Hencie expects the contract will be completed by the end of 2002.

We believe the actions we have taken to improve our core Advertising and Logistics businesses, coupled with the addition of Hencie and the opportunities this transaction opens up to us, positions Alternate Marketing Networks well for the future. We have made significant strides in managing our costs and we believe the addition of Hencie, if approved by shareholders, will allow us to grow and maximize shareholder value.

As always, thank you for your continued support of Alternate Marketing Networks.

Sincerely,

Phillip D. Miller

Phillip D. Miller
Chairman and CEO

Financial Highlights

	2001	2000
Net Sales	**$16,626,151**	**$21,838,653**
Gross Profit	**3,788,240**	**5,244,527**
Income (Loss) from Operations	**(748,378)**	**2,707,309**
Income Tax Expense (Benefit)	**(217,660)**	**496,913**
Net Income	**$ (404,871)**	**$ 2,281,991**
Diluted Income per Share	**($0.09)**	**$0.49**
Diluted Weighted Average Shares	**4,612,805**	**4,648,086**

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-KSB

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2001

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 0-26624
Alternate Marketing Networks, Inc.

(Name of small business issuer in its charter)

Michigan	38-2841197
(State or other jurisdiction of organization)	(I.R.S. Employer incorporation or Identification No.)

One Ionia S.W., Suite 520, Grand Rapids, Michigan	49503
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number (616) 235-0698

Securities registered under Section 12(g) of the Exchange Act: Common Stock, no par value.

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Check if no disclosure of delinquent filers in response to Item 405 of Regulation S-B is contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

State issuer's revenues for its most recent fiscal year: $16,626,151

State the aggregate market value of the voting stock held by non-affiliates computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within the past 60 days: $1,044,712, based on 1,450,989 shares held by non-affiliates as of

March 4, 2002, and the average of the closing bid and asked prices for said shares in the Nasdaq SmallCap Market as of such date.

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: 4,586,005 shares of Common Stock, as of March 4, 2002.

DOCUMENTS INCORPORATED BY REFERENCE

Certain exhibits identified in Part III, Item 12 are incorporated by reference to said exhibits as filed with (i) Form SB-2 Registration Statement (Commission File No. 33-95332C), (ii) Report on Form 10-KSB for the fiscal year ended December 31, 1995, (iii) Reports on Form 8-K (dated April 11, 1996) and Form 8-K/A (dated April 4, 1996), (iv) Report on Form 10-KSB for the fiscal year ended December 31, 1998, (v) Report on form 10-QSB for the quarterly period ended September 30, 1999, and (vi) Report on 8-K (dated February 17, 2000).

TABLE OF CONTENTS

PART I

Item 1. DESCRIPTION OF BUSINESS

OVERVIEW AND DESCRIPTION OF OPERATIONS

Alternate Marketing Networks is a single-source provider of marketing services. The Company serves the newspaper, consumer packaged goods, telecommunications, automotive, tourism and e-commerce industries with both short-term and long-term contracts. The Company offers comprehensive services in two primary areas: Advertising and Marketing, and Logistics Marketing.

* Advertising and Marketing Group. This product group consists of U.S. Suburban Press ("USSPI") and ilikesamples.com. Services provided by this group include suburban newspaper advertising, Hispanic newspaper advertising, and deliveries of product samples to targeted consumers via the Internet.

* Logistics Marketing Group. This product group consists of Alternate Postal Direct and Total Logistics. Services include the delivery of telephone directories for regional and national companies, as well as tracking, verification and transportation of other goods.

PRINCIPAL CUSTOMERS

During the year ended December 31, 2001 the Company's top five customers accounted for approximately 68% of the Company's revenues for the year. During the year ended December 31, 2000, the Company's top five customers accounted for approximately 41% of the Company's revenues for the year.

STRATEGIC ALLIANCES AND ACQUISITIONS AND DISPOSITIONS

In the first half of 2000 the Company acquired certain assets and operations of Total Logistics, a logistics planning and transportation brokering company, and of AdPressMedia.com, an on-line advertising and marketing company. Total Logistics is included in the Company's Logistics Marketing Group and AdPressMedia.com is included in the Company's Advertising and Marketing Group.

In the second half of 2000 the Company sold certain assets, liabilities and operations from its offline (in-home) sampling division to Valassis Private Delivery Inc. The divestiture was undertaken primarily due to significantly lower than expected revenue in the first half of 2000 and the Company's expectation of continued lower revenues due to changes in market environment.

In the first half of 2001 the Company streamlined operations to reduce overhead and formed alliances with Adtegrity.com and Papel Media Network to support the Company's on-line and Hispanic newspaper initiatives.

In the second half of 2001 the Company explored strategic options that would allow it to maximize shareholder value, including merger opportunities. On December 12, 2001, the Company also declared a special cash dividend of 50 cents per share payable January 22, 2002 to shareholders of record as of January 15, 2002.

COMPETITION

The primary competitors for national newspaper advertising in the Company's Advertising and Marketing Group are newspaper representation firms who represent specific newspapers and usually receive a commission plus a retainer from a newspaper. Landon and Associates is an example of this type of representative firm. The Company's Advertising and Marketing Group competes with these types of companies by being resellers of newspaper space so newspaper do not pay a retainer and clients can be assured of receiving the best newspaper rates offered. Basis of competition is determined by services such as targeting and on pricing.

The primary competitors for distribution of telephone directories in the Company's Logistics Marketing Group include two large national private companies who each have been delivering directories for regional Bell Operating Companies for many years. Product Development Corporation (PDC) is the largest and best example of this group. For transportation services, the company competes with trucking companies. The Company's Logistics Marketing Group competes with these types of competitors by focusing on a more regional basis and integrating a web-based tracking system and an easy to use trucking system with its efficient direct-to-door delivery capabilities. Basis of competition is determined by value added services and on pricing.

EMPLOYEES

As of December 31, 2001, the Company had 34 full-time employees, including 6 in sales and sales support, 21 in operations, and 7 in general and administrative support. In addition, as of December 31, 2001, the Company had approximately 25 part-time employees in operations, which number varies from month to month. The Company does not foresee any material changes to the current number of employees.

SERVICE MARKS, TRADEMARKS, AND PATENTS

The Company's Alternate Postal Direct mark has been registered with the U.S. Patent and Trademark Office.

ITEM 2. DESCRIPTION OF PROPERTY

The Company currently leases its principal executive offices in Grand Rapids, Michigan at a monthly base rent of approximately $1,100 on a month to month basis. In addition, one of the Company's wholly-owned subsidiaries, Alternate Postal Direct, Inc., rents warehouse space in Minneapolis, Minnesota on a month to month basis at a monthly rent of $1,442; warehouse and office space in St.Petersburg, Florida at a monthly base rent of $3,532, pursuant to a lease which expires June 30, 2002; warehouse space in Boston, Massachusetts on a month to month basis at a monthly rent of $1,000; and warehouse space in Boston, Massachusetts on a month to month basis at a monthly rent of $1,250. Another wholly-owned subsidiary, National Home Delivery, Inc. (d/b/a USSPI) rents a sales office in Schaumburg, Illinois, at an aggregate monthly rent of $4,775, pursuant to a lease which expires in December 2002, and, office space in New York City, New York on a month to month basis, at a monthly base rent at $1,650. The Company does not deem any of these leases to be material, since all of these facilities could be replaced with substantially equivalent facilities at similar cost without great difficulty.

ITEM 3. LEGAL PROCEEDINGS

None

ITEM 4. SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR THE COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The following table sets forth the quarterly high and low bid prices for the Company's Common Stock (which is its only class of security outstanding), as reported in the Nasdaq SmallCap Market, for the last two years. The Company's Common Stock is traded under the symbol "ALTM."

	Bid Price	
	Low	High
Year ended December 31, 2001:		
First quarter	1 1/16	1 5/8
Second quarter	0 15/16	1 7/32
Third quarter	0 29/32	1 3/16
Fourth quarter	0 19/32	1 9/16
Year ended December 31, 2000:		
First quarter	2	3 5/16
Second quarter	0 7/8	3 1/2
Third quarter	1 5/16	2 1/4
Fourth quarter	0 1/4	2 1/2

As of March 4, 2002, the Company's Common Stock was held of record by 47 holders. Registered ownership includes nominees who may hold securities on behalf of multiple beneficial owners. The Company estimates that the number of beneficial owners as of March 4, 2002 is approximately 455.

DIVIDEND POLICY

The Company paid its first cash dividend on its Common Stock on January 22, 2002. The Company made the decision to allow the shareholders to benefit from the 2000 sale of its offline sampling division. Future dividend policy will be determined by the Company's Board of Directors based upon the Company's earnings, if any, its capital needs and other relevant factors.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS

THE YEAR IN REVIEW

The Company's business in 2001 was significantly changed from its business in 2000 due to the sale of its offline (in-home) sampling division in September 2000. As a result of the divestiture of this division, the Company streamlined its remaining business in 2001, reorganizing into just two divisions, and reduced corporate overhead. In addition, the Company's Chief Financial Officer relocated mid-year to the St. Petersburg, FL office of the Company's subsidiary, Alternate Postal Direct, Inc. to better manage the Company's contracts for the Logistics Marketing Group and increase that subsidiary's gross margins. The Company also entered into marketing alliances with several companies to extend its sales reach. Finally, the Company entered into a process to review strategic options that would enhance shareholder value, including a special cash dividend and merger or other acquisition. The Company's fourth quarter results include charges of approximately $70,000 as a result of this activity.

RESULTS OF OPERATIONS

Results of operations for the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Net sales	$16,626,151	$21,838,653
Cost of sales	12,837,911	16,594,126
Gross profit	3,788,240	5,244,527
Selling, general and administrative expenses	4,536,618	6,151,187
Gain on sale of assets		3,613,969
Operating income (loss)	(748,378)	2,707,309
Net income (loss)	($ 404,871)	$ 2,281,991
Income (loss) per share:		
Basic	($0.09)	$0.49
Diluted	($0.09)	$0.49
Weighted average number of shares outstanding:		
Basic	4,612,805	4,633,072
Diluted	4,612,805	4,648,086

The following table sets forth selected consolidated earnings data of the Company expressed as a percentage of sales for the years ended December 31, 2001 and 2000:

	2001	2000
Net sales	100.0 %	100.0 %
Gross profit	22.8 %	24.0 %
Operating expenses	27.3 %	28.2 %
Operating income (loss)	(4.5 %)	12.4 %
Net income (loss)	(2.4 %)	10.4 %

Net sales: The net sales decrease for 2001 as compared to 2000 was primarily due to the sale in 2000 of the Company's offline sampling division. This revenue stream fluctuated from quarter to quarter and year to year, and management determined that it was best to sell this operation and focus its resources elsewhere. Sales from this area were approximately $4.6 million in 2000. Revenues from USSPI increased approximately $300,000 in 2001 as new customers were added. Transportation services revenues were down approximately $1 million in 2001, reflecting decreased business from packaged goods industry clients.

Gross profit: The gross profit percentage decreased in 2001 as customers pushed for rate reductions in the Advertising and Marketing Group, and the Company realized significant fluctuations in it direct costs during the year with gas prices and labor costs in the Logistics Marketing Group. By the end of the year, these costs stabilized; however, the pressures to lower advertising rates from customers and increase rates from media continue in the current economic slowdown.

Selling, general and administrative expenses: These expenses decreased in 2001 primarily due to the elimination of overhead associated with the offline sampling division sold in 2000.

Gain on the sale of assets: The Company recognized a pretax gain of $3.6 million from the sale of the assets and operations of its offline sampling division to Valassis Private Delivery, Inc. in September 2000.

Other income: Other income consists of interest income and interest expense. Interest income and interest expense for the year ended December 31, 2001 were $125,847 and $0, respectively. Interest income and interest expense in 2000 were $80,678 and $9,083, respectively. Net interest income is higher in 2001 due to temporary investment of proceeds from the sale of the offline sampling division.

Income taxes: During 2001, the Company made provisions for a refund of federal income taxes totaling $220,032 and provisions for state income taxes totaling $2,372. For 2000, the Company made provisions for federal income taxes totaling $483,922 and for state income taxes totaling $12,991. The utilization of net operating loss carryforwards in 2000 were subject to certain IRS limitations.

FOURTH QUARTER RESULTS:

The results of the fourth quarter of 2001 as compared to the same period in 2000 is summarized as follows:

	Quarter ending December 31, 2001	2000
Net sales	$ 4,340,891	$4,700,602
Cost of sales	3,272,392	3,750,346
Gross profit	1,068,499	950,256
Selling, general and administrative expenses	1,236,676	1,248,305
Operating loss	(168,177)	(298,409)
Net income	$ 33,137	$ 40,287
Income (loss) per share:		
Basic	$0.01	$0.01
Diluted	$0.01	$0.01
Weighted average number of shares outstanding:		
Basic	4,586,005	4,687,638
Diluted	4,586,005	4,695,947

The following table sets forth selected consolidated earnings data of the Company expressed as a percentage of sales for the fourth quarters ended December 31, 2001 and 2000:

	2001	2000
Net sales	100.0 %	100.0 %
Gross profit.	24.6 %	20.2 %
Operating expenses.	28.5 %	26.6 %
Operating loss	(3.9 %)	(6.3 %)
Net income	1.0 %	1.0 %

Net sales: The decrease in revenue for the fourth quarter of 2001 as compared to the fourth quarter of 2000 is primarily due to the reduction in transportation services revenue from packaged goods industry clients.

Selling, general, and administrative expenses: These expenses remained relatively constant as compared to the same quarter of the previous year. The Company continues to closely monitor overhead items which decreased but were offset by approximately $70,000 of expenses associated with the consulting services regarding the special cash dividend and other initiatives to increase shareholder value.

Other income: Interest income for the fourth quarter of 2001 was $20,775. Interest income for the fourth quarter of 2000 was $50,701. There was no interest expense in either period.

Income taxes: The effective income tax rate in the fourth quarter of 2000 and 2001 was affected by the utilization of net operating loss carryforwards and changes in certain deferred tax assets, which had been previously fully reserved.

INFLATION

The Company believes that inflation has not had a material impact on its operations or liquidity to date.

SEASONALITY AND OTHER BUSINESS FLUCTUATIONS

Although the Company experiences some seasonality in operations corresponding with holiday advertising, such variations are not material to overall results of operations.

The events from the national economy that impact the Company include employment levels, postal regulations, gasoline prices, and newsprint and coated-paper price increases. An increase in employment levels affects the available pool of contract carriers that make the deliveries for the Company's distribution network. This usually increases the cost of recruitment for the private delivery and newspaper networks, including the Alternate Postal Direct, Inc. subsidiary, and may contribute subtle pressure on negotiated delivery costs.

LIQUIDITY AND CAPITAL RESOURCES

During 2001 the Company funded its operations with cash from operating activities. The Company has a $1,000,000 bank line of credit at the bank's prime rate for the subsidiary, National Home Delivery, Inc. and a $500,000 line of credit at the bank's prime rate for the subsidiary, Alternate Postal Direct, Inc. Available borrowings are based upon a percentage of eligible accounts receivable. These lines of credit expire May 1, 2003. Cash and equivalents increased by $586,903 to $3,783,082 at December 31, 2001.

SUMMARY OF CASH FLOWS

Cash flows from operating activities. Cash provided from (used in) operating activities was $740,157 in 2001, compared to ($656,380) in 2000. This change was largely attributable to the gain on the sale of the offline sampling operation in 2000 as compared to the 2001 loss which consisted of income from ongoing operations, as adjusted by working capital fluctuations. Depreciation and amortization expense was $231,529 and $294,948 for 2001 and 2000, respectively.

Cash flows from investing activities. During 2001, cash used in investing activities was $39,189 consisting of $13,689 used for property and equipment purchases and $25,500 used for software purchases. This compared to cash provided from investing activities in 2000 of $2,669,798. Cash flows from investing activities included net proceeds of $3.9 million from the sale of the offline sampling operation and $960,058 cash paid in the two acquisitions. In addition, the Company paid for the purchase of property and equipment in 2000 in the amount of $140,423, and the development of software in amount of $137,020.

Cash flows from financing activities. During 2001, the Company used cash to repurchase 103,100 shares of its common stock for $114,065. The Company increased cash in 2000 by $2,289 as a result of financing activities, consisting of $7,800 cash received for the exercise of stock options and principal payments made on capital lease obligations of $5,511. During 2000, the Company borrowed on its line of credit to fund its operating activities and had a high balance of $1,200,000 during the year. There was no balance outstanding at the end of 2000, and there were no borrowings during 2001.

In December 2001, the Company declared a special cash dividend of 50 cents per share. On January 22, 2002, $2,293,052 was paid out to shareholders of record on January 15, 2002 pursuant to this dividend.

In addition, the company is obligated to make future minimum rental payments under operating leases that have initial or remaining terms in excess of one year at December 31, 2001 as follows:

Year	
2002	$ 142,896
2003	89,392
2004	73,756
2005	28,248
	$ 334,292

The Company believes that cash flows from operations, along with its bank lines of credit, will be adequate to fund its operations and meet its presently anticipated capital expenditure requirements for the foreseeable future.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." Both of these Standards provide guidance on how companies account for acquired businesses and related disclosure issues.

Chief among the provisions of these standards are 1) elimination of the "pooling of interest" method for transactions initiated after June 30, 2001, 2) elimination of amortization of goodwill and "indefinite-lived" intangible assets effective for the Company on January 1, 2002, and 3) annual impairment testing and potential loss recognition for goodwill and non-amortized intangible assets, also effective for the Company on January 1, 2002.

Regarding the elimination of goodwill and indefinite-lived intangible amortization, this change will be made prospectively upon adoption of the new standard as of January 1, 2002. Prior-period financial results will not be restated. However, earnings information for prior periods will be disclosed, exclusive of comparable amortization expense that is eliminated in post-2001 periods.

Substantially all of the Company's total after-tax amortization expense relating to goodwill will be eliminated under these new guidelines. The impact of this standard on amortization expense is expected to be approximately $150,000 annually. Management is in the process of performing the transitional impairment testing of goodwill under the provisions of SFAS No. 142. Management has not yet determined the impact of such transitional impairment testing on the carrying value of goodwill.

In October 2001, the FASB issued SFAS No. 144 "Accounting for Impairment or Disposal of Long-lived Assets." This Standard will generally be effective for the company on a prospective basis, beginning January 1, 2002.

SFAS No. 144 clarifies and revises existing guidance on accounting for impairment of plant, property, and equipment, amortized intangibles, and other long-lived assets not specifically addressed in other accounting literature. Significant changes include 1) establishing criteria beyond those previously specified in existing literature for determining when a long-lived asset is held for sale, and 2) requiring that the depreciable life of a long-lived asset to be abandoned is revised. These provisions could be expected to have the general effect of reducing or delaying recognition of future impairment losses on assets to be disposed, offset by higher depreciation during the remaining holding period. SFAS No. 144 also broadens the presentation of discontinued operations to include a component of an entity (rather than only a segment of a business). Management does not expect the adoption of this Standard to have a significant impact on the Company's 2002 financial results.

ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Assumptions and estimates of future earnings and cash flow are used in the periodic analyses of the recoverabilty of goodwill, deferred tax assets, and property, plant and equipment. Historical experience and trends are used to estimate reserves, including reserves for bad debts. To the extent that future earnings, cash flows and costs and losses are determined to be different from the assumptions and estimates used, adjustments may be required.

OUTLOOK FOR THE FUTURE

The Company will continue in 2002 to explore options and opportunities to maximize shareholder value. This includes merger opportunities.

In 2002 the Advertising and Marketing Group, US Suburban Press (USSPI), will expand its newspaper advertiser capabilities by adding proprietary software that will allow it to eliminate the third-party handling of contracts and orders as well as streamline its ad placement process. This expansion should make USSPI more attractive to national advertisers, who prefer to work with a single party. This initiative should also assist in mitigating the negative impact on gross margins resulting from pressure from national advertisers to lower advertising rates while at the same time newspapers seek increases.

In 2002 the Logistics Marketing Group expects to maintain recent gains in gross margins by controlling direct costs.

The Company intends to maintain or decrease selling, general and administration expenses.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and information relating to the Company that are based on the beliefs of the management of the Company as well as assumptions made by and information currently available to the management of the Company. For example, the following statements are forward-looking (i) our future product mix and future operating costs, and (ii) other statements that are not based on historical facts, which can be identified by the use of such words as "likely" "will," "suggests," "target," "may," "would," "could," "anticipate," "believe," "estimate," "expect," "intend," "plan," "predict," and similar expressions and their variants. Such statements reflect the judgment of the Company as of the date of this report and they involve many risks and uncertainties. Factors that could cause actual results to differ materially from those predicted in any forward-looking statements include:

* general economic conditions, the pace of spending and the timing of economic recovery in the industries served by the Company;

* the Company's inability to sufficiently anticipate market needs and to develop and implement services and service enhancements that achieve market acceptance;

* higher than anticipated expenses the Company may incur, or the inability to identify expenses which can be eliminated;

* expenses incurred in exploring various means of maximizing shareholder value (which may not result in benefit to shareholders);

* divestitures or business reorganizations that may be required in connection with any third party proposals which the Company may accept as a means of maximizing shareholder value;

* merger or acquisition of the Company, or sale of its assets as a means of maximizing shareholder value.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. The Company undertakes no obligations to update forward-looking statements.

ITEM 7. CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of
Alternate Marketing Networks, Inc.
and Subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Alternate Marketing Networks, Inc. and Subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/PRICEWATERHOUSECOOPERS LLP

Grand Rapids, Michigan
March 15, 2002

ALTERNATE MARKETING NETWORKS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

December 31, 2001 and 2000

ASSETS

	2001	2000
Current assets:		
Cash and cash equivalents	$ 3,783,082	$ 3,196,179
Accounts receivable, trade, less allowance of $100,000	3,063,875	3,763,937
Prepaid expenses and other assets	160,005	155,655
Refundable federal income tax	180,000	83,000
Total current assets	7,186,962	7,198,771
Property and equipment:		
Computer equipment	272,637	262,371
Furniture and fixtures	150,292	146,869
	422,929	409,240
Accumulated depreciation and amortization	(345,603)	(295,368)
	77,326	113,872
Computer software, net	66,991	73,220
Intangible assets, net	2,004,947	2,154,512
	$ 9,336,226	$ 9,540,375

Continued

ALTERNATE MARKETING NETWORKS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS, CONTINUED

December 31, 2001 and 2000

LIABILITIES

	2001	2000
Current liabilities:		
Accounts payable	$ 1,596,613	$ 1,258,353
Accrued liabilities	184,652	150,449
Deferred revenue	15,625	73,301
Dividend payable (Note L)	2,293,052	
Total current liabilities	4,089,942	1,482,103
Commitments and contingencies		

SHAREHOLDERS' EQUITY

	2001	2000
Preferred stock-no par value, 2,000,000 authorized, no shares issued and outstanding		
Common stock-no par value, voting, 12,000,000 authorized shares; 4,586,005 and 4,689,105 shares issued and outstanding in 2001 and 2000, respectively	11,708,282	11,822,347
Accumulated losses, through September 30, 1993 (Note A)	(1,291,039)	(1,291,039)
Total common stock	10,417,243	10,531,308
Accumulated losses, since October 1, 1993 (Note A)	(5,170,959)	(2,473,036)
Total shareholders' equity	5,246,284	8,058,272
	$ 9,336,226	$ 9,540,375

The accompanying notes are an integral part of the consolidated financial statements.

ALTERNATE MARKETING NETWORKS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31, 2001 and 2000

	2001	2000
Net sales	$16,626,151	$21,838,653
Cost of sales	12,837,911	16,594,126
Gross profit	3,788,240	5,244,527
Selling, general and administrative expenses	4,536,618	6,151,187
Gain on sale of assets (Note C)		3,613,969
Income (loss) from operations	(748,378)	2,707,309
Other income, net	125,847	71,595
Income (loss) before income taxes	(622,531)	2,778,904
Income tax expense (benefit)	(217,660)	496,913
Net income (loss)	($ 404,871)	$ 2,281,991
Net income (loss) per share:		
Basic:		
Net income (loss)	($ 0.09)	$ .49
Diluted:		
Net income (loss)	($ 0.09)	$ .49
Weighted average number of shares outstanding:		
Basic	4,612,805	4,633,072
Diluted	4,612,805	4,648,086

The accompanying notes are an integral part of the consolidated financial statements.

ALTERNATE MARKETING NETWORKS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

for the years ended December 31, 2001 and 2000

	Common Stock Shares	Common Stock Amount	Accumulated Losses, through September 30, 1993	Accumulated Losses, since October 1, 1993	Total Shareholders' Equity
Balances, January 1, 2000	4,082,177	$10,393,561	($1,291,039)	($3,690,997)	$5,411,525
Common Stock options exercised	7,500	7,800			7,800
Common Stock issued as dividend	425,612	1,064,030		(1,064,030)	---
Common Stock issued	173,816	356,956			356,956
Net income				2,281,991	2,281,991
Balances, December 31, 2000	4,689,105	$11,822,347	($1,291,039)	($2,473,036)	$8,058,272
Repurchase of Common Stock	(103,100)	(114,065)			(114,065)
Dividend				(2,293,052)	(2,293,052)
Net income				(404,871)	(404,871)
Balances, December 31, 2001	4,586,005	$11,708,282	($1,291,039)	($5,170,959)	$5,246,284

The accompanying notes are an integral part of the consolidated financial statements.

ALTERNATE MARKETING NETWORKS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income (loss)	($ 404,871)	$ 2,281,991
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	50,235	95,436
Amortization	181,294	199,512
Gain on sale of assets		(3,613,969)
Bad debt expense		393,672
Changes in assets and liabilities:		
(Increase) decrease in:		
Accounts receivable	700,062	335,564
Prepaid and other current assets	(101,350)	345,383
(Decrease) increase in:		
Accounts payable	338,260	(107,994)
Accrued liabilities	34,203	(394,934)
Deferred revenue	(57,676)	(191,041)
Net cash provided by (used in) operating activities	740,157	(656,380)
Cash flows from investing activities:		
Purchases of property and equipment	(13,689)	(140,423)
Proceeds from sale of assets		3,907,208
Purchases of software	(25,500)	(137,020)
Businesses acquired		(960,058)
Payments received for notes receivable		91
Net cash provided by (used in) investing activities	(39,189)	2,669,798
Cash flows from financing activities:		
Stock options exercised		7,800
Repurchase of common stock	(114,065)	
Payments on note payable, bank		(1,400,000)
Proceeds from issuance of note payable, bank		1,400,000
Principal payments on other notes payable and lease obligations		(5,511)
Net cash provided by (used in) financing activities	(114,065)	2,289

Continued

ALTERNATE MARKETING NETWORKS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

for the years ended December 31, 2001 and 2000

	2001	2000
Net increase in cash and cash equivalents	586,903	2,015,707
Cash and cash equivalents, beginning of year	3,196,179	1,180,472
Cash and cash equivalents, end of year	$ 3,783,082	$ 3,196,179
Supplemental Disclosure of Cash Flow Information:		
Income taxes paid	$ 3,190	$ 579,913
Interest paid	$	$ 9,083

Supplemental Schedule of Noncash Investing and Financing Activities:

In February 2000, the Company issued 40,816 shares of Common Stock valued at $100,000 as part of an acquisition of certain assets from Total Logistics, Inc.

In May 2000, the Company issued 133,000 shares of Common Stock valued at $256,956 as part of an acquisition of certain assets from GoldenGoose Software, Inc.

In December 2001, the Company declared a special cash dividend of 50 cents per share. On January 22, 2002, $2,293,052 was paid out to shareholders of record on January 15, 2002 pursuant to this dividend.

The accompanying notes are an integral part of the consolidated financial statements.

ALTERNATE MARKETING NETWORKS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. Summary of Significant Accounting Policies:

The following is a summary of significant accounting policies followed in the preparation of the financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of Alternate Marketing Networks, Inc. and its wholly-owned subsidiaries Alternate Postal Direct, Inc., and National Home Delivery, Inc.(collectively referred to as the Company). All significant intercompany transactions have been eliminated.

Business

The Company is a provider of highly targeted marketing services. The Company acts as a single-source provider of advertising, marketing and logistics services for national advertisers and publishers throughout the United States. The marketing services are intended to maximize the direct reach and targeting potential of each media employed.

Revenue Recognition

Revenues for delivery services are recognized at the time of delivery. Revenues for advertising in newspapers are recognized when the ads run in the newspapers. Revenues for transportation logistics are recognized at the time that the load is shipped.

During the year ended December 31, 2001 the Company's top five customers accounted for approximately 68% of the Company's revenues for the year. During the year ended December 31, 2000, the Company's top five customers accounted for approximately 41% of the Company's revenues for the year.

Segment Information

The method which the Company utilizes to evaluate profitability, and allocate assets and resources, is divided into two operating segments by product areas: advertising and marketing has included sampling, newspaper advertising, online advertising; and logistics marketing includes the delivery and marketing of telephone directories, as well as, tracking, verification and transportation services. The Company sold its offline sampling division in September 2000. Management evaluates segment profitability by reviewing gross profits. Substantially all of the Company's revenues are generated in the United States.

In 2001, the advertising and marketing group had three customers which each accounted for over 10% of the segment revenues. In 2001, the logistics marketing group had two customers which each accounted for over 10% of the segment revenues.

A. Summary of Significant Accounting Policies, continued:

Segment analysis is provided in the tables below.

	2001	2000
Revenues:		
Advertising and marketing	$10,893,681	$15,133,095
Logistics marketing	5,732,470	6,705,558
Total revenues	$16,626,151	$21,838,653
Gross Profits:		
Advertising and marketing	$ 1,757,166	$ 3,200,772
Logistics marketing	2,031,074	2,043,755
Total gross profit	3,788,240	5,244,527
Selling, general & administrative expenses	4,536,618	6,151,187
Gain on sale of assets (Note C)		3,613,969
Other income, net	125,847	71,595
Income (loss) before income taxes	($ 622,531)	$ 2,778,904
Gross Profit Percentages:		
Advertising and marketing	16.1%	21.2%
Logistics marketing	35.4%	30.5%
Total Gross Profit	22.8%	24.0%

Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in operations. Maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

Depreciation and amortization are computed over the estimated useful lives of the assets using the straight-line and accelerated methods:

Computer equipment	3 to 5 years
Furniture and fixtures	5 to 7 years

A. Summary of Significant Accounting Policies, continued:

Computer Software

Purchased computer software is recorded at cost. External direct costs of materials and services incurred in developing or obtaining internal-use software are capitalized. The recorded costs of purchased software and the capitalized costs of developed internal use software are amortized over the estimated useful life of the respective assets. At December 31, 2001 and 2000, accumulated amortization was $48,214 and $16,485 respectively.

Intangible Assets

Intangible assets consist of the excess cost over fair market value of net assets of acquired businesses and have been amortized ratably over 20 years. The realizability of goodwill and other intangibles is evaluated periodically when events or circumstances indicate a possible inability to recover the carrying amount. Triggering events may include a significant change in the industry affecting the current business model or losses related to the specific business unit. Evaluation is based upon undiscounted cash flow projections over the remaining life of the asset. An excess of carrying value over projected undiscounted cash flows would result in recognition of an impairment loss. The amount of the loss would be based on the difference between carrying value and fair value of the asset, as measured by market comparables or discounted cash flows in the absense of comparable market data. The interest rate used in determining discounted cash flows is tha rate which approximates the anticipated rate of return on a like asset with similar risks to the impaired asset.

At December 31, 2001 and 2000, accumulated amortization was $914,878 and $765,312, respectively.

Income taxes

From inception through October 1, 1993 the Company was an S Corporation, whereby income or loss was included in the federal income tax returns of the shareholders. On October 1, 1993 the Company formed a wholly-owned subsidiary, which caused a change in the Company's tax status from an S Corporation to a C Corporation (see Income Taxes Note). As a result of this change, accumulated losses at September 30, 1993 were reclassified to reduce common stock to zero with the remaining balance presented as a separate component of shareholders' equity.

Advertising

The cost of advertising and marketing programs are charged to operations when incurred. Advertising expense was $111,393 and $138,632 for the years ended December 31, 2001 and 2000, respectively.

A. Summary of Significant Accounting Policies, continued:

Financial Instruments

At December 31, 2001 and 2000, the Company had cash and cash equivalents classified as financial instruments. The market value of these financial instruments, based upon information obtained from banking sources and management estimates, approximated the carrying values reported in the balance sheets.

Income Per Share

Basic income per share is determined by dividing the net income by the weighted average number of shares of common stock outstanding. Diluted income per share is determined by dividing the net income by the weighted average number of shares of common stock outstanding while giving effect to all dilutive potential common shares. In loss years, diluted earnings per share is determined by dividing the net income by the weighted average number of shares of common stock outstanding without giving effect to all common stock equivalents, as the effect would be anti-dilutive.

Recent Accounting Pronouncements

In July 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." Both of these Standards provide guidance on how companies account for acquired businesses and related disclosure issues.

Chief among the provisions of these standards are 1) elimination of the "pooling of interest" method for transactions initiated after June 30, 2001, 2) elimination of amortization of goodwill and "indefinite-lived" intangible assets effective for the Company on January 1, 2002, and 3) annual impairment testing and potential loss recognition for goodwill and non-amortized intangible assets, also effective for the Company on January 1, 2002.

Regarding the elimination of goodwill and indefinite-lived intangible amortization, this change will be made prospectively upon adoption of the new standard as of January 1, 2002. Prior-period financial results will not be restated. However, earnings information for prior periods will be disclosed, exclusive of comparable amortization expense that is eliminated in post-2001 periods.

Substantially all of the Company's total after-tax amortization expense relating to goodwill will be eliminated under these new guidelines. The impact of this standard on amortization expense is expected to be approximately $150,000 annually. Management is in the process of performing the transitional impairment testing of goodwill under the provisions of SFAS No. 142. Management has not yet determined the impact of such transitional impairment testing on the carrying value of goodwill.

In October 2001, the FASB issued SFAS No. 144 "Accounting for Impairment or Disposal of Long-lived Assets." This Standard will generally be effective for the company on a prospective basis, beginning January 1, 2002.

A. Summary of Significant Accounting Policies, continued:

Recent Accounting Pronouncements, continued

SFAS No. 144 clarifies and revises existing guidance on accounting for impairment of plant, property, and equipment, amortized intangibles, and other long-lived assets not specifically addressed in other accounting literature. Significant changes include 1) establishing criteria beyond those previously specified in existing literature for determining when a long-lived asset is held for sale, and 2) requiring that the depreciable life of a long-lived asset to be abandoned is revised. These provisions could be expected to have the general effect of reducing or delaying recognition of future impairment losses on assets to be disposed, offset by higher depreciation during the remaining holding period. SFAS No. 144 also broadens the presentation of discontinued operations to include a component of an entity (rather than only a segment of a business). Management does not expect the adoption of this Standard to have a significant impact on the Company's 2002 financial results.

Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

B. Acquisitions:

On February 18, 2000, the Company acquired certain assets and operations of Total Logistics, Inc., a logistics planning and transportation brokering company, for a purchase price of approximately $950,000 including acquisition costs, consisting of $850,000 cash and 40,816 shares of the Company's common stock. The purchase agreement provides for contingent additional consideration of a maximum of $900,000 cash if certain profit levels are achieved during the three years following closing. Management estimates, based on performance to date, that none of the contingent purchase price is probable of payment in future periods. The contingent consideration is either payable or expires in February 2003 after the completion of the third year of operations. Goodwill of $945,566 is being amortized on a straight-line method over 20 years. This acquisition was accounted for using the purchase method.

B. Acquisitions, continued:

On May 3, 2000, the Company acquired certain assets and operations of AdTrackMedia.com (now known as AdPressMedia.com) from GoldenGoose Software, Inc., an online advertising, marketing and ad-serving software company, for a purchase price of approximately $382,000 including acquisition costs, consisting of $125,000 cash and 133,000 shares of the Company's common stock. In addition, the Company issued stock options to GoldenGoose Software, Inc. to purchase 30,000 shares of the Company's Common Stock at an exercise price of $2.045 per share expiring May 26, 2003. The purchase agreement provides for contingent additional consideration of up to 167,000 shares of the Company's common stock if certain financial performance goals are achieved and if certain stock price goals are achieved. Management estimates, based on performance to date, that none of the contingent purchase price is probable of payment in future periods. The contingent consideration is either payable or expires at the end of fiscal 2002. Goodwill of $371,449 has been amortized on a straight-line method over 20 years. This acquisition was accounted for using the purchase method.

The results of operations for Total Logistics and AdTrackMedia have been included in the Company's consolidated results from the date of acquisition. The Company used the market price of the stock on the date of acquisition as determined by using the average of the closing bid and ask price of the stock to value the common shares issued in the acquisitions. Recognition of additional purchase price related to contingent amounts may result in the recording of a corresponding amount of goodwill.

The unaudited pro forma combined historical results, as if all acquisitions had been acquired at the beginning of 2000, are included in the table below:

	2000 (unaudited)
Revenue	$22,173,594
Net income (loss)	2,321,190
Basic and diluted earnings per share	$ 0.50

The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each of the fiscal periods presented, nor are they necessarily indicative of future consolidated results.

C. Sale of Assets:

On September 19, 2000, the Company sold certain assets, liabilities, and operations relating to its offline sampling division to Valassis Private Delivery, Inc. for a price of $4,000,000 cash. Assets sold consisted of contracts; furniture, fixtures and equipment; intellectual property rights; and operations. The Company recognized a pretax gain on the sale of $3,613,969.

D. Retirement Plan:

On September 1, 1996, the Company established a qualified 401(k) retirement plan covering all employees who have met certain requirements as to age and date of service. The plan allows employees to make contributions by salary reductions. Company contributions are discretionary and are determined annually by the Board of Directors. Company contributions for the years ended December 31, 2001 and 2000 were $6,237 and $12,334, respectively.

E. Financing:

The Company has a $1,000,000 available bank line of credit for the subsidiary, National Home Delivery, Inc. and a $500,000 available line of credit for the subsidiary, Alternate Postal Direct, Inc. Available borrowings are based upon 65% of eligible accounts receivable, not more than 90 days old. The agreements were executed on March 12, 2002 and expire May 1, 2003, bear interest payable monthly at the bank's prime rate. The agreements are collateralized by all accounts receivable and equipment and are subject to certain restrictive financial covenants relating to working capital and tangible net worth. There were no borrowings outstanding as of December 31, 2001 or December 31, 2000.

F. Common Stock:

At December 31, 2001, the Company has outstanding warrants aggregating 55,000 shares of Common Stock exercisable at $3.00 per share. These warrants are exercisable through October 31, 2002. The Company has outstanding stock options aggregating 20,000 shares of Common Stock exercisable at $2.045 per share, issued in conjunction with the acquisition of AdTrackMedia. In 1998, the Company began acquiring shares of its common stock from time to time in the open market or in privately negotiated transactions. The Company purchased 103,100 shares of common stock in 2001 at an aggregate cost of $114,065. The Company is currently authorized to purchase up to 300,000 shares.

G. Net Income Per Share Calculation:

	2001	2000
Income (Numerator):		
Net income (loss)	($ 404,871)	$2,281,991
Shares (Denominator):		
Basic income (loss) per share:		
Actual weighted average shares outstanding	4,612,805	4,633,072
Basic income (loss) per share:		
Net income (loss) per share	($ 0.09)	$ 0.49

G. Net Income Per Share Calculation, continued:

Shares (Denominator):		
Diluted income (loss) per share:		
Actual weighted average shares outstanding	4,612,805	4,633,072
Net increase in shares upon conversion of warrants and options*	**	15,014
Adjusted shares outstanding	4,612,805	4,648,086
Diluted income per share:		
Net income per share	($ 0.09)	$ .49

*Certain shares are not included in the computation for 2001 and 2000 because the exercise prices of the warrants and options exceeds the average market price of the common stock (i.e., they are anti-dilutive).

**Due to the net loss, the common stock equivalents are not included as they would be anti-dilutive.

H. Leases:

The Company leases certain office facilities, warehouse facilities, and equipment used in its operations. Future minimum rental payments required under operating leases that have initial or remaining terms in excess of one year at December 31, 2001 are as follows:

Year	
2002	$ 142,896
2003	89,392
2004	73,756
2005	28,248
	$ 334,292

Rental expense for facilities, transportation vehicles and equipment for the years ended December 31, 2001 and 2000 was $393,657 and $393,727, respectively.

I. Income Taxes:

Deferred income taxes are recognized for the temporary differences between the tax bases of assets and liabilities and their financial reporting amounts. The income tax provision is the tax payable/recoverable for the period and the change during the period in deferred tax assets and liabilities. Based upon managements evaluation of available evidence relating to the realization of deferred tax assets, the Company has fully reserved deferred tax assets at December 31, 2001 and 2000.

Income tax expense (benefit) for the years ended December 31, 2001 and 2000 consists of the following:

	Year Ended December 31, 2001	Year Ended December 31, 2000
Federal:		
Current	($220,032)	$1,003,422
Deferred		(519,500)
State:		
Current	2,372	12,991
	($217,660)	$ 496,913

The difference between income tax expense (benefit)at the U.S. statutory rate and the Company's actual income tax expense (benefit) is as follows:

	Year Ended December 31, 2001	Year Ended December 31, 2000
Income tax at the U.S. statutory rate	($211,660)	$944,827
Change in valuation allowance		(519,500)
Nondeductible goodwill and other	31,485	46,985
Other	(37,485)	24,601
Income tax expense (benefit)	($217,660)	$496,913

I. Income Taxes, continued:

Major components of the Company's deferred taxes are as follows:

	December 31, 2001	December 31, 2000
Receivable allowance	$ 34,000	$ 34,000
Vacation accrual	27,000	26,000
Net operating loss carryforward	825,000	825,000
Property and equipment	14,000	(3,000)
Valuation allowance	(900,000)	(882,000)
	$ -	$ -

At December 31, 2001, the Company has net operating loss carryforwards of approximately $ 2,400,000, which are available to reduce future taxable income. These carryforwards expire in 2006 to 2013. The net operating loss carryforwards relate to the operations of National Home Delivery, Inc. prior to the pooling of interest and are subject to certain annual limitations.

J. Stock Options and Warrants:

The Company has adopted two stock-based incentive plans, the 1995 Long-Term Incentive Stock Option Plan (the "Incentive Plan") and the Outside Directors and Advisors Stock Option Plan (the "Directors & Advisors Plan"), to encourage stock ownership by employees, officers, directors and certain other agents. The Incentive Plan is administered by the Board of Directors or a committee appointed by the Board of Directors. The Directors and Advisors Plan provides for automatic nondiscretionary option grants. Options granted under the Incentive Plan may be either incentive stock options as defined by the Internal Revenue Code, or nonqualified stock options. All options under the Directors & Advisors Plan are nonqualified options. Options granted under the Directors and Advisors Plan are vested when granted and have a term of 10 years. Options granted under the Incentive Plan have a vesting period of 6 months to 5 years with terms ranging from 5 to 10 years. In connection with these plans, the Company has reserved a total of 575,000 shares of common stock. As of December 31, 2001, options for 191,300 shares were outstanding.

J. Stock Options and Warrants, continued:

During 2000 options were exercised resulting in the issuance of 7,500 shares at a purchase price of $1.04. All options granted to date were granted at not less than the fair market value of the Company's common stock on the date of grant. Therefore, no compensation expense has been recognized in 2001 or 2000.

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. If compensation cost for the Company's stock based plans had been determined based on the fair value at the 2001 and 2000 grant dates, consistent with the method prescribed by the Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", the Company's net income and income per share would have been adjusted to the proforma amounts indicated in the following table:

	Year Ended December 31, 2001	2000
Net Income		
As Reported	($404,871)	$2,281,991
Pro Forma	($415,990)	$2,232,541
Income Per Share		
As Reported		
Basic	($0.09)	$0.49
Diluted	($0.09)	$0.49
Pro Forma		
Basic	($0.09)	$0.48
Diluted	($0.09)	$0.48

The fair value of each option and warrant grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for December 31, 2001 and 2000; risk free rate of five percent for 2001 and six percent for 2000; no dividend yield for all years; and expected life 5 years. The volatility assumptions were 28 percent and 37 percent for December 31, 2001 and 2000, respectively.

Valuation models, like the stock price Black-Scholes model, require the input of highly subjective assumptions including the expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

J. Stock Options and Warrants, continued:

A summary of the status of the Company's options granted to employees as of December 31, 2001 and 2000 and the changes during the year ended on those dates is presented below:

	December 31, 2001		December 31, 2000	
	Options	Weighted-Avg. Exercise Price	Options	Weighted-Avg. Exercise Price
Outstanding-beginning of year	182,500	$2.83	346,700	$2.67
Granted at the money	10,000	$1.13	40,000	$2.19
Exercised	--	--	7,500	$1.04
Forfeited	--	--	30,000	$1.95
Expired	1,200	$1.39	166,700	$2.58
Outstanding-end of year	191,300	$2.75	182,500	$2.83
Exercisable at end of year	186,300	$2.77	169,167	$2.88
Weighted-average fair value of options granted at the money during the year	$0.39		$0.95	

Options outstanding as of December 31, 2001 are described below:

	Outstanding			Exercisable	
Range of Prices	Options	Weighted Avg Exercise Price	Weighted Avg Remaining Term	Options	Weighted Avg Exercise Price
$1.04 to $1.39	43,000	$1.12	7 years	43,000	$1.12
$2.05 to $3.75	125,800	$2.95	6 years	120,800	$2.98
$4.00 to $5.19	22,500	$4.77	6 years	22,500	$4.77
$1.04 to $5.19	191,300	$2.75	6 years	186,300	$2.77

J. Stock Options and Warrants, continued:

A summary of the status of the Company's warrants granted to non-employees as of December 31, 2001 and 2000 and the changes during the year ended on those dates is presented below:

	December 31, 2001 Options	December 31, 2001 Weighted-Avg. Exercise Price	December 31, 2000 Options	December 31, 2000 Weighted-Avg. Exercise Price
Outstanding-beginning of year	55,000	$3.00	55,000	$3.00
Granted at a premium	--	--	--	--
Expired	--	--	--	--
Outstanding-end of year	55,000	$3.00	55,000	$3.00
Exercisable-end of year	55,000	$3.00	55,000	$3.00
Weighted-average fair value of options granted at a premium during the year	--		--	

Warrants outstanding as of December 31, 2001 are described below:

	Outstanding			Exercisable	
Range of Prices	Options	Weighted Avg Exercise Price	Weighted Avg Remaining Term	Options	Weighted Avg Exercise Price
$3.00	55,000	$3.00	.84 years	55,000	$3.00

K. Other Income, net:

Other income, net consists of the following:

	2001	2000
Interest income	$ 125,847	$ 80,678
Interest expense		(9,083)
	$ 125,847	$ 71,595

L. Dividend Payable:

On December 12, 2001, the Company declared a special cash dividend of 50 cents per share. On January 22, 2002, $2,293,052 was paid out to shareholders of record on January 15, 2002 pursuant to this dividend.

Item 8. Changes in and Disagreement with Accountants on Accounting and Financial Disclosure

None.

PART III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

Directors and Executive Officers

As of 3/4/02, the following persons are officers and directors of the Company. All of them, with the exception of Brad Moore, served in the capacity noted during the entire fiscal year ended December 31, 2001.

Name	Age	Position(s) Held with Company
Phillip D. Miller	50	Chief Executive Officer and Chairman
Thomas Hiatt	54	Director
Louis Sito	57	Director
John McKeon *	49	Director
Stan Henry	63	Director
Brad Moore *	28	Director
Sandra J. Smith	43	Secretary, Treasurer, and Chief Financial Officer
Frank O'Connell	59	Vice President

* John McKeon resigned from the Board on January 11, 2002 and Brad Moore was elected to fill the vacancy.

Phillip D. Miller. Mr. Miller is the founder of the Company and has served as its Chief Executive Officer and as a member of the Board of Directors since inception in 1988. In addition, from inception through December 31, 1998, Mr. Miller served as the Company's President. Mr. Miller resigned as President effective with the appointment of Ruth Ann Carroll to this office on January 1, 1999. Mr. Miller has 25 years experience as an entrepreneur, primarily in the private delivery industry, where he is recognized as a leader and spokesperson. In the course of his career, Mr. Miller has founded and either merged or sold five companies, including Promotional Media Management, American Field Marketing, and Discovery BIDCO (a financial institution in the State of Michigan). Mr. Miller holds an associate degree in business from Grand Rapids Junior College.

Thomas Hiatt. Mr. Hiatt has been a director of the Company since January 12, 1998. Mr. Hiatt is a general partner of Middlewest Management Co., LP, which serves as the general partner of Middlewest Ventures II, LP, a venture capital fund. He is also a managing director of MWV Capital Partners, a private equity fund. Mr. Hiatt currently serves as a director of several companies, including PackageNet, Inc., PowerWay, Inc. and Stratis Corporation.

Louis Sito. Mr. Sito has been a director of the Company since November 18, 1999. Mr. Sito is senior vice president of sales, responsible for advertising, circulation and distribution for Newsday, Inc. He is also the president and chief executive officer of DSA Community Publishing, LLC, a wholly owned subsidiary of Newsday, Inc. (which is a wholly owned subsidiary of Tribune.)

John McKeon. Mr. McKeon has been a director of the Company since November 18, 1999 through the date of his resignation, January 11, 2002. Mr. McKeon is senior vice president of advertising at the Los Angeles Times, a wholly owned subsidiary of Tribune. Mr. McKeon is also a director for the Los Angeles Sports Council.

Stan Henry. Mr. Henry has been a director of the Company since its inception in 1988. Mr. Henry served as the president of This Week Newspapers, Inc. ("This Week"), which publishes a chain of 71 weekly newspapers with circulation of more than one million on Long Island, New York until 1997, when it was sold to Newsday. In 1970, Mr. Henry founded Alternate Distribution Systems of America ("ADSA") and served as its president and chief executive officer until 1981 when ADSA became a division of This Week. The ADSA division was sold to Newsday in 1990, the largest daily newspaper on Long Island, New York. Mr. Henry is also a past president of the Association of Free Community Papers. Mr. Henry is currently the president of WLUX radio.

Brad Moore. Mr. Moore has been a director of the Company since January 11, 2002 when he replaced the vacancy left by John McKeon. Mr. Moore joined Tribune Company in 1997 and is currently a Manager focusing on investment and partnership opportunities aligned with Tribune's publishing and interactive business. Mr. Moore also sits on the Board of Directors of MarketResearch.com. Prior to joining Tribune Company, Mr. Moore was at PricewaterhouseCoopers where he conducted financial reviews and M&A due diligence for media and manufacturing clients. Mr. Moore holds a B.S. in Business Administration from Michigan State University and is a licensed certified public accountant

Sandra J. Smith. Ms. Smith has been the Chief Financial Officer of the Company since July 1995. From 1989 until appointment as Chief Financial Officer, Ms. Smith served as the Controller of the Company. From 1987 to 1989, Ms. Smith was Controller of United Delivery Systems, a private delivery firm which was founded and operated by Phillip D. Miller prior to the formation of the Company in 1989. Ms. Smith has been a licensed certified public accountant since 1983. Ms. Smith holds a bachelor of business administration degree from Grand Valley State University.

Frank O'Connell. Frank O'Connell has been Vice President and Sales Manager - USSPI Division of the Company since March 1996. From 1994 until appointment as Vice President, Mr. O'Connell served as Vice President of Sales for the USSPI Division of National Home Delivery, Inc. From 1979 through 1994, Mr. O'Connell served in various sales positions for U.S. Suburban Press, Inc. Prior to 1979, Mr. O'Connell held sales positions at various companies including Media Networks, Inc., Redbook and Cosmopolitan Magazine. Mr. O'Connell holds a bachelors degree from Southern Illinois University.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who beneficially own more than ten percent (10%) of the Company's Common Stock, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission (the "SEC"). Executive officers, directors and greater than ten percent (10%) beneficial owners are required by the SEC to furnish the Company with copies of all Section 16(a) forms they file.

Based upon a review of the copies of such forms furnished to the Company, the Company believes that during the fiscal year ended December 31, 2001 its executive officers, directors and greater than ten percent (10%) beneficial owners complied with all Section 16(a) filing requirements applicable to them.

Item 10. Executive Compensation

Executive Compensation

The following table sets forth information about all compensation (cash and non-cash) awarded to, earned by, or paid to the Company's Chief Executive Officer and to each of the Company's four most highly compensated executive officers (other than the Company's Chief Executive Officer) with compensation in excess of $100,000 (the Named Executive Officers) during fiscal years ended December 31, 2001, 2000 and 1999.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Options (#)
Phillip D. Miller	2001	212,562	*	13,183 (3)(4)(5)	*
Chief Executive	2000	212,562	*	13,107 (3)(4)(5)	*
Officer	1999	210,252	*	15,899 (3)(4)(5)	*
Sandra J. Smith	2001	110,000	3,000	1,100 (5)	*
Chief Financial	2000	109,615	2,500	1,121 (5)	5,000
Officer					
Ruth Ann Carroll	2001	*	*	*	*
President(6)	2000	108,769	18,000	5,055(3)(5)	*
	1999	131,827	15,000	7,021(3)(5)	*
David Kroeger	2001	*	*	*	*
Sr Vice President	2000	89,096	60,000	1,491(5)	15,000
of Operations(6)	1999	99,758	4,650	650(5)	*
Frank O'Connell	2001	57,000	5,000	172,841(1)(5)	*
Vice President	2000	57,000	5,000	144,576(1)(5)	*
	1999	57,000	3,500	129,283(1)(5)	20,000

*None
(1)sales commissions
(2)reimbursed moving expenses
(3)auto allowance
(4)insurance premiums
(5)401-K employer contributions
(6)No longer an employee as of the date of this Proxy Statement

Summary of Option Grants

During the fiscal year ended December 31, 2001, there were no stock options granted to any named executive officer.

Summary of Option Exercises

The following table contains information concerning the exercise of options by Named Executive Officers during fiscal 2001.

Aggregated Option Exercises and Fiscal Year-End Option Value Table

	Option Exercises		Number of Securities Underlying Unexercised Options at FY-End (#)	
Name	Shares Acquired on Exercise (#)	Value Realized	Exercisable	Unexercisable
Phillip D. Miller	None	None	25,000	None
Frank O'Connell	None	None	27,000	None
David Kroeger(2)	None	None	None	None
Sandra Smith	None	None	25,000	5,000

(1) The amounts set forth represent the difference between the closing price of the Common Stock as quoted on the Nasdaq Small Cap Market on December 31, 2001 and the exercise price of the options, multiplied by the applicable number of shares underlying the options.

(2) No longer an employee as of the date of this proxy statement.

Executive Compensation and Employment Agreements

The Company has entered into an employment agreement and addendum with Phillip D. Miller, its Chief Executive Officer, which provides for a term of five years expiring in September 2003 at a base salary of $195,000 per year, with an annual increase equal to the then-existing salary multiplied by the average monthly increase in the cost of living index published by the United States Department of Labor for the 12-month period preceding such date. Mr. Miller is also entitled to bonuses up to 30% of his base salary based on attainment of performance criteria specified by the Compensation Committee. The agreement is terminable without an expressed reason by either Mr. Miller or the Company by three months' prior notice. In addition, the Company may terminate the agreement effective immediately for "cause," including neglect of duty, malfeasance, or continued failure to perform specified duties within 30 days after having received a written warning. If the agreement is terminated by the Company without an expressed reason, the Company is required to pay Mr. Miller as severance, within 60 days of the effective termination date, an amount equal to 12 months' base salary at the salary rate then in effect, plus accrued bonuses, if any. In the event of termination of the agreement by Mr. Miller, the Company is required to pay salary accrued through the date of termination, excluding any accrued bonus. The agreement further provides that Mr. Miller shall not, directly or indirectly, for a period of two years after termination (or one year if terminated by the Company without cause), engage in any similar business, solicit customers of the Company, or solicit employees of the Company in competition with the Company, in the

United States. The agreement also provides for disability and life insurance at Company expense. The Company also agrees to pay for the cost of dependent coverage included in the Company's group health insurance plan.

The Company has entered into an employment agreement with Sandra J. Smith, its Chief Financial Officer, which provides for a term of two and one half years expiring in December 2003 at a base salary of $110,000 per year, with an annual increase equal to the then-existing salary multiplied by the average monthly increase in the cost of living index published by the United States Department of Labor for the 12-month period preceding each anniversary date. The agreement is terminable without an expressed reason by the Company provided that it pay salary and benefits for the unexpired portion of the term. In addition, the Company may terminate the agreement effective immediately for "cause." The agreement further provides that Ms. Smith shall not, directly or indirectly, for a period of one year after termination, directly or indirectly engage or be employed by, any business or entity that is in competition with the Company, without the prior written consent of the Company's CEO. The agreement also provide for a cash fee (subject to approval by Compensation Committee) to be paid upon consummation of a transaction whereby all of the stock or substantially all of the assets of the Company or Alternate Postal Direct, Inc. are sold in a transaction which is identified, negotiated, and consummated with the assistance of Ms. Smith.

Director Compensation

Non-employee directors do not receive any cash compensation but, pursuant to the Outside Directors and Advisors Plan (the "Directors Plan"), each non--employee director of the Company is granted stock options on an annual basis when elected or re-elected to the Board of Directors. Non-employee directors are reimbursed for expenses in accordance with Company policy.

1995 Outside Directors and Advisors Stock Option Plan

Effective July 21, 1995, the Company, by resolution of its Board of Directors and shareholders, adopted the 1995 Outside Directors and Advisors Stock Option Plan (the "Directors Plan") which provides for the issuance of up to 75,000 shares of the Company's Common Stock to non-employee members of the Board of Directors and non-employee members of the Company's Advisory Board (which is currently inactive). No Preferred Stock or other securities are authorized for issuance under the Directors Plan. The Directors Plan will terminate on July 20, 2005, unless sooner terminated by action of the Board.

Only non-employee members of the Board of Directors of the Company and non-employee advisors to the Company (of which there are currently none) are eligible to receive grants under the Directors Plan. The Directors Plan is not subject to the Employee Retirement Income Security Act of 1974. The Directors Plan provides for a grant to non-employee directors and advisors of options to purchase 5,000 shares upon initial election to the Board or 1,000 shares upon appointment as an advisor (an "Initial Option") and, in the case of directors, for annual grants thereafter, upon re-election, of options to purchase 2,500 shares (an "Annual Option"). Directors or advisors may choose to waive such option grants, in their discretion. All options granted under the Directors Plan are "non-qualified" options which do not meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code").

The Directors Plan is administered by the Chief Executive Officer and Chief Financial Officer, but the administrators have no authority to select recipients, select the date of grant of options, the number of option shares, or the exercise price, or to otherwise prescribe the particular form or conditions of any option granted. As of March 4, 2002, 77,500 options have been granted and 67,500 are outstanding. Initial Options and Annual Options are immediately exercisable for a period of 10 years from the date of grant. Except for the Initial Options currently outstanding, all Initial Options and Annual Options have an exercise price per share equal to 100% of the fair market value of the Common Stock as of the date of grant. Each Annual Option terminates three months after the termination of the optionee as a director of the Company for any reason except a "change in control," in which case the Option terminates after six months. An Initial Option remains exercisable, notwithstanding the termination of the directorship of the optionee, unless such termination is a result of death or a "change in control," in which case the Initial Option terminates after six months. A "change in control" shall be deemed to have occurred if (a) a person is or becomes the beneficial owner, directly or indirectly, of 50% or more of the voting capital stock of the Company, or (b) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board cease for any reason to constitute at least a majority of the Board unless the election or the nomination for election by the Company shareholders of each new director was approved by a vote of at least three-quarters of the directors then still in office who were directors at the beginning of the period. A merger, consolidation, or corporate reorganization in which the owners of the Company's voting stock own 50% or more of the resulting entity's voting stock shall not be considered a "change in control." Notwithstanding the foregoing, a "change in control" shall not have been deemed to have occurred if the Board otherwise directs by resolution adopted prior to the event which would otherwise constitute a "change in control."

Item 11. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth as of March 4, 2002 the record and beneficial ownership of Common Stock held by (i) each person who is known by us to be the beneficial owner of more than 5% of our Common Stock; (ii) each of the current directors (who also comprise all nominees for election as director); (iii) each Named Executive Officer (as defined in "MANAGEMENT - Executive Compensation"); and (iv) all of our executive officers and directors as a group.

Securities reported as "beneficially owned" include (a) securities for which the named person may exercise voting power or investment power, alone or with others, and (b) the number of shares which the named person has the right to acquire within sixty (60) days after March 4, 2002.

Name and Address	Number of Shares Owned	Percentage
Phillip D. Miller One Ionia S.W., Suite 520 Grand Rapids, MI 49503	875,953 (1)(2)	19.00%
Stan Henry 2137 Deer Park Avenue Deer Park, NY 11729-1321	903,953 (2)(3)	19.63%

The Krieger Group P.O. Box 7787 Princeton, NJ 08543	680,742 (4)(5)	14.77%
Thomas Hiatt Middlewest Ventures II, LP 201 N. Illinois Street, Suite 2240 Indianapolis, IN 46204	381,008 (6)	8.28%
Louis Sito 20 Fort Salonga Road Fort Salonga, New York 11768	10,000 (7)	*
Brad Moore 1240 W. Fullerton Ave Chicago, IL 60614	10,000 (7)	*
Sandra J. Smith 3026 Partridge Point Trail Valrico, FL 33594	30,550 (1)	*
Ruth Ann Carroll** 8 Concord Lane Westport, CT 06880	0	*
David Kroeger** 4703 Caroga Drive Pinckney, MI 48169	6,430	*
Frank O'Connell 21120 Highwood Kildeer, IL 60047	27,000 (1)	*
Tribune Company 435 N. Michigan Avenue Chicago, IL 60611	843,758 (8)	18.40%
All current executive officers and current directors as a group (7 persons)	3,082,222 (1)(2)(3)(4)(5)(6)(7)	65.23%

* indicates ownership of less than 1%.
** no longer an employee/officer.

(1) Includes 25,000 shares for Mr. Miller, 30,000 shares for Ms. Smith, and 27,000 shares for Mr. O'Connell which may be acquired upon exercise of options granted under the Company's 1995 Long-Term Incentive and Stock Option Plan (the "Incentive Plan").

(2) Includes 232,974 shares subject to options granted to The Krieger Group. See Note (5), below.

(3) Includes 388,516 shares held for the benefit of family members. Includes 20,000 shares which may be purchased upon exercise of options granted under the Outside Directors and Advisors Stock Option Plan (the "Directors Plan").

(4) Includes 5,000 shares which may be purchased by Dale B. Krieger, a former director of the Company, upon exercise of an option granted under the Directors Plan and 17,500 shares which may be purchased upon exercise of an option granted under the Incentive Plan.

(5) Shares held of record as follows: (i) shares described in Note (4) above, held of record by Dale B. Krieger, a former director of the Company, (ii) 533,058 shares held of record by The Krieger Family Limited Partnership, which includes 396,058 shares which may be acquired upon exercise of options from Phillip D. Miller and Stan Henry, each in the amount of 198,029 shares; (iii) 69,890 shares held of record by Richard A. Ruderman, which may be acquired upon exercise of options from Phillip D. Miller and Stan Henry, each in the amount of 34,945 shares; (iv) 22,294 shares held of record by Paula Ruderman and (v) 33,000 shares held in accounts managed by KR Financial, LLC, an investment advisor. Mr. Krieger is the president and chief executive officer of KR Financial, LLC.

(6) Includes all shares held of record by Middlewest Ventures II, LP and 17,500 shares which may be acquired by Middlewest Ventures II, LP upon exercise of options granted under the Directors Plan. Mr. Hiatt is a general partner of Middlewest Management Company, LP, the general partner of Middlewest Ventures II, LP.

(7) Includes 10,000 shares which may be acquired upon exercise of options granted under the Directors Plan. Does not include shares held of record by Tribune Company ("Tribune"). Messrs. Sito and Moore are affiliates of Tribune.

(8) Does not include shares held of record by Messrs. Moore and Sito, who are affiliates of Tribune.

Item 12. Certain Relationships and Related Transactions

During the fiscal year ended December 31, 2001 and 2000, there were no transactions with related parties.

Item 13. Exhibits and Reports on Form 8-K

Reports on Form 8-K

No reports on Form 8-K were filed by the Company during the last quarter of the fiscal year ended December 31, 2001.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERNATE MARKETING NETWORKS, INC.

Dated: March 28, 2002 By:/s/Phillip D. Miller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

	Dated
/s/Phillip D. Miller Phillip D. Miller, Chief Executive Officer (Principal executive officer) and Chairman of the Board of Directors	March 28, 2002
/s/Sandra J. Smith Sandra J. Smith, Chief Financial Officer and Treasurer (Principal accounting and financial officer)	March 28, 2002
/s/Stan Henry Stan Henry, Director	March 28, 2002
/s/Thomas Hiatt Thomas Hiatt, Director	March 28, 2002
/s/Louis Sito Louis Sito, Director	March 28, 2002
/s/Brad Moore Brad Moore, Director	March 28, 2002

INDEX TO EXHIBITS

---

(1) Incorporated by reference to said exhibit included in Registration Statement on form SB-2, Commission File No. 33-95332C.
(2) Incorporated by reference to said exhibit filed with the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1995.
(3) Incorporated by reference to Form 8-K/A (dated April 4, 1996)
(4) Incorporated by reference to Form 8-K (dated April 11, 1996)
(5) Incorporated by reference to said exhibit filed with the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1998.
(6) Incorporated by reference to said exhibit filed with the Registrant's Form 10-QSB for the quarterly period ended September 30, 1999.
(7) Incorporated by reference to said exhibit filed with the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1999.
(8) Filed herewith.

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Alternate Marketing
N E T W O R K S

ALTERNATE
POSTAL DIRECT, INC.
©1990

TOTAL LOGISTICS
Transportation Sales & Consulting

USSPI